Exhibit 4.11

Certain information in this document, marked by [***], has been excluded because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

RECORD OF AGREEMENT

On 18 December 2019, at the Department of Labour and Social Politics, a meeting was held to carry out the joint examination requested by NATUZZI SPA aimed to be granted an extension of payments from the CIGS (Cassa Integrazione Guadagni Straordinaria, Extraordinary Redundancy Benefit Fund), after the conclusion of a “defensive solidarity contract” under Section 22-bis of Legislative Decree 148/2015.

The following parties appeared:

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The Department of Labour and Social Politics, represented by Mr Andrea Annesi of the VI Division of the Direzione Generale dei rapporti lavoro e delle relazioni industriali (General Directorate for labour and industrial relationships).

-	The Region of Puglia, represented by Mr Stefano Basile.

-	NATUZZI S.p.A., represented by Mr Michele Onorato and Ms Patrizia Ragazzo, assisted by Mr Claudio Schiavone, solicitor.

-

Mr Fabrizio Pascucci, Mr Salvatore Federico, Mr Gianni Fiorucci, Ms Tatiana Fazi, Ms Emanuela Loretone, respectively as national representatives of FENEAL UIL and UILTUCS, FILCA CISL, FILLEA CGIL, FILCAMS CGIL, along with the regional and territorial RSU (unified trade union representations) and RSA (corporate trade union representations).

WHEREAS

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Natuzzi SpA, following the ministerial agreement of December 18, 2018, submitted a request for an extension after the conclusion of a “defensive solidarity contract” under Section 22-bis of Legislative Decree 148/2015;

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Since the expiration of the aforementioned period during which the Company is allowed to receive payments from the CIGS is approaching, the Company applied to this office for a joint examination of its new request and the parties were convened on the date of this record;

-	During the meeting, the Company declared as follows:

o	Natuzzi S.p.A. (VAT No 03513760722), with registered office in Santeramo in Colle, via Iazzitiello, No 47 is the leading Italian company in the furniture industry;

o	The Company is classified in the industrial sector for social security purposes. The Company’s relations with its employees are regulated by the following agreements:

-	The CCNL (Contratto Collettivo Nazionale di Lavoro, collective bargaining agreement) for employees working in the Wood and Furniture industries.

-	The CCNL for employees working in the Distribution and Services industries.

o	As of 30 November 2019, the Company’s staff totalled 2,003 employees (excluding Top Managers—Dirigenti) and was made up as follows:

◾	95 Middle Managers (Quadri);

◾	372 Clerks;

◾	99 Foreman and Supervisory Workers;

◾	1,437 Factory Workers.

o	The above personnel works in the following production units:

Units	Middle Managers (Quadri)	Clerks	Foreman and Supervisory Workers	Factory Workers	Total
Santeramo In Colle (BA) Via Iazzitiello No 47	89	301	12	104	506
Santeramo In Colle (BA) SS 271 for Matera Km 50.2	1	10	17	255	283
Laterza (TA) Contrada Madonna della Grazie	2	25	27	391	445
Matera (MT) Via Appia Antica s.c. Km 13.5	2	3	9	186	200
Matera (MT) Zona Industriale La Martella	1	15	4	75	95
Altamura Graviscella (BA)		18	30	426	474
Total	95	372	99	1,437	2,003

o

The Company took measures aimed to increase its competitiveness and strengthen its position on the market, and consequently to maintain its employment levels. The above measures included substantial industrial reconversion activities aimed to attract the Italian “living room” (furniture) district to “high end” production with the purpose of meeting market demand, which perceives the “Made in Italy” production as more valuable, provided that qualitative and design standards are above the market average;

o

In line with the agreements concluded on December 14, 2018, December 18, 2018, July 4, 2019 and November 7, 2019 at the Task Force of the Region of Puglia and at the Department of Labour, in compliance with the Business Plan submitted on November 23, 2018 by the Trade Union Organizations to the Institutions and undersigned on June 28, 2018, as amended from time to time, which provides, among other things, for a burdensome and complex process of industrial re-organisation, investment and requalification of the surplus staff, an articulated organization of the production structure was put in place, as necessary to rationalize the production and logistic units as well as the offices devoted to the “living room perimeter” already included in the scope of the extension of the “defensive solidarity contract” under Section 22-bis of Legislative Decree 148/2015 during 2019;

o	The measures implemented so far by the Company have led to a decrease in the declared surpluses from 850 FTE to the current 360 FTE working units;

o

Nevertheless, as of today, there is still the need to keep implementing the measures planned pursuant to the Business Plan in order to ensure the continuity of the business activities and the protection of employment levels;

o

These purposes shall also be pursued through a series of institutional measures, as announced at the meeting for the periodic monitoring of the implementation of the Business Plan along with the trade union organizations held on November 14, 2019 at the Ministry of Economic Development; these measures are designed to foster the relaunch of the Company, carried out together with the Regions, in order to enable the Company to fulfil its obligations aimed to ensure the competitiveness of the business and the protection of employment levels in the territories.

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Therefore, the Parties considered it necessary to further extend payments from the CIGS, after the conclusion of a “defensive solidarity contract” under Section 22-bis of Legislative Decree 148/2015, by way of derogation from the time limits set forth by Sections 4 and 22 of Legislative Decree 148/2015;

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The Region of Puglia acknowledges the strategic commercial relevance of Natuzzi Spa and confirms what has already been shared with the Company as regards the implementation of active policies for the workers;

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The Region of Basilicata has submitted its notice (attached hereto) by means of which it acknowledges the strategic commercial relevance of the Company and undertakes to arrange active policy initiatives related to workers with the Company.

HAVING REGARD TO

•	Section 1, paragraph 133 of Act No 205/2017, which introduces Section 22-bis of Legislative Decree 148/2015, as amended by Section 25 of Law Decree 119/2018;

•	Section 26-bis of Law Decree 4/2019 introduced by the conversion law 26/2019;

•	Ministerial Circular No 6 of April 3, 2019.

•	Ministerial Circular No 2 of February 7, 2018.

•	Ministerial Circular No 16 of October 29, 2018.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS

1)	The above recitals form an integral part of this agreement.

2)

Under Section 22-bis of Legislative Decree 148/2018, introduced by Section 1, paragraph 133, of Act No 205/2017, as amended by Section 25 of Law Decree 119/2018, NATUZZI SPA will apply for an extension of payments from the CIGS (Cassa Integrazione Guadagni Straordinaria, Extraordinary Redundancy Benefit Fund) scheme after the conclusion of a “defensive solidarity contract” to the benefit of a maximum of 360 FTE working units within the maximum number of 1,529 working units, as specified below:

Units	Middle Managers (Quadri)	Clerks	Foreman and Supervisory Workers	Factory Workers	Total
Santeramo In Colle (BA) Via Iazzitiello No 47	89	301	12	104	506
Santeramo In Colle (BA) SS 271 for Matera Km 50.2	1	10	17	255	283
Laterza (TA) Contrada Madonna della Grazie	2	25	27	391	445
Matera (MT) Via Appia Antica s.c. Km 13.5	2	3	9	186	200
Matera (MT) Zona Industriale La Martella	1	15	4	75	95
Total	95	354	69	1,011	1,529

3)	The Company will request payments from the CIGS from January 1, 2020 to September 23, 2020 (pursuant to the calculation carried out at the beginning of the new five-year period).

4)

Working hours will be reduced by an average not higher than 30% on a monthly basis in consideration of a 40-hour work week and in any event in compliance with limits provided for by the applicable law. Working hours will be reduced, depending on corporate needs, vertically (single days) and/or horizontally.

5)

Without prejudice to the corporate average reduction of working hours of no more than 30%, the maximum individual reduction will be implemented in such a way as to guarantee compliance with the percentage set forth in Legislative Decree 148/2015 for the reduction of the individual average by 70% over the period of extension of the “defensive solidarity contract.”

6)

Without prejudice to the agreed reduction percentage, in compliance with the technical, organisational and production requirements and with the trend of the order flow compared to market demand, and taking into account the specific needs of the single unit that will be shared with the unitary trade union representatives to guarantee a fair distribution of the working hour reduction, different reduction solutions may be requested, both vertically (single days) and/or horizontally (hourly reduction on a daily basis); this will also take place with reference to the production rationalizations and the different needs of the departments, as well as specific production needs (models, versions and organizational, technological and production features), as expressed by single sites in terms of productivity, quantity and quality and product features.

7)	Section 21, paragraph 5 of Legislative Decree 148/2015 allows for a decrease in the reduction of working hours to meet temporary needs of increased workloads.

8)

As a result of the above reduction of working hours, the direct, indirect and deferred remuneration, as well as the contractual and/or statutory schemes will be determined and paid in proportion to the actual work performance in compliance with applicable law. The severance indemnity fund will be paid under Section 21, paragraph 5, of Legislative Decree 148/2015.

9)	The Company will advance the salary supplementation payments to the employees concerned at their usual pay dates.

10)	In order to rationalise inspections and make them more efficient, the Company will request their centralisation at the ITL (Ispettorato Nazionale del Lavoro, National Labour Inspectorate) of Bari.

11)	The Company quantified the cost for the extension of the payments from the CIGS scheme after the conclusion of the “defensive solidarity contract” as a total expenditure of [***].

12)

The measures envisaged by the Plan submitted by the Company will be discussed during special meetings between the Parties at the Company’s headquarters on a three-monthly basis or upon request. This will allow the Parties to monitor the management of the “defensive solidarity contract” and the evolution of the corporate situation.

13)

The measures necessary to implement the resolutions of the Region of Puglia and of the Region of Basilicata regarding the Agreement on the “Area Murgiana” for the upholstered furniture sector will be adopted.

By signing this record, the Parties acknowledge that they concluded their joint examination and reached the agreement under Section 22-bis of Legislative Decree 148/2015.

The Department of Labour and Social Politics acknowledged the agreement between the Parties and declared that the joint examination procedure under Section 24 of Legislative Decree 148/2015 was concluded with a positive outcome.

Having concluded its mediation activity, this Office will forward this record promptly to the IV Division of the Direzione Generale degli Ammortizzatori Sociali e della Formazione (Directorate-General for Social Safety Nets and Training) for its preliminary inquiries and decision.

This record was read, confirmed and signed as a true and correct record.

DEPARTMENT OF LABOUR AND SOCIAL POLITICS

/S/[ILLEGIBLE]

REGION OF PUGLIA

/S/ Stefano Basile

NATUZZI SPA /S/ Michele Onorato /S/ Patrizia Ragazzo /S/ Claudio Schiavone	TRADE UNION ORGANISATIONS /SS/[ILLEGIBLE] RSU/RSA /SS/[ILLEGIBLE]